[Letterhead of Sutherland Asbill & Brennan LLP]

February 5, 2014

VIA EDGAR

Ms. Mary A. Cole, Esq.

Ms. Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp.
Registration Statement on Form N-2
File Nos.: 814-01035: 333-191499

Dear Ms. Cole and Ms. Stout:

On behalf of Newtek Business Services Corp. (the “Company”), set forth below are the Company’s responses to the oral accounting comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company on September 19, 2013 with respect to the Company’s registration statement on Form N-2 (File No. 333-191499), filed with the Commission on October 1, 2013, as amended (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Please provide the Staff with a detailed analysis regarding why the Company believes that it is appropriate to consolidate Newtek Small Business Finance Inc. (“NSBF”) for financial statement reporting purposes, as well as for the purpose of determining compliance by the Company with Section 55(a) under the Investment Company Act of 1940, as amended. In particular, please address why the Company believes that it should look through NSBF to its underlying assets for purposes of Section 55(a), given the apparent distinction under the 1940 Act between small business investment companies (“SBICs”) and small business lending corporations (“SBLCs”). In addition, please provide a fulsome analysis regarding whether NSBF should be considered an investment company for GAAP purposes.

Response: The Company believes that it is both appropriate, and consistent with recent Staff guidance, to consolidate NSBF for both financial statement reporting purposes and for testing compliance with Section 55(a) under the 1940 Act in view of the fact that (i) NSBF should arguably be considered an “investment company” for GAAP purposes,

Ms. Mary A. Cole, Esq.

Ms. Sheila Stout

February 5, 2014

particularly in view of the treatment of comparable investment vehicles, and (ii) in instances where the Commission has considered both SBICs and SBLCs concurrently, it appears to have given equal weight to both SBA-sponsored vehicles.

Overview of the Operations of NSBF

NSBF originates, sells, funds, and services government guaranteed loans under Section 7(a) of the Small Business Act, which is overseen by the Small Business Administration (“SBA”), and indeed, NSBF can only make 7(a) loans. NSBF is one of 14 SBA-licensed SBLCs that provide loans nationwide under the federal Section 7(a) loan program (“SBA 7(a) loans”). NSBF has received preferred lender program (“PLP”) status, a designation whereby the SBA authorizes the most experienced SBA lenders to place SBA guarantees on loans without seeking prior SBA review and approval. Being a national lender, PLP status allows NSBF to serve its clients in an expedited manner since it is not required to present applications to the SBA for concurrent review and approval.

NSBF originates loans ranging from $50,000 to $5,000,000 to both startup and existing businesses, which use the funds for a wide range of business needs. Notably, nearly all of NSBF’s borrowers would qualify as “eligible portfolio companies” for purposes of Section 55(a) under the 1940 Act. The SBA does not fully guarantee the SBA 7(a) Loans. An SBA 7(a) Loan is instead bifurcated into a guaranteed portion and an unguaranteed portion, each accruing interest on the principal balance of such portion at a per annum rate in effect from time to time. NSBF originates variable interest loans, usually set at a fixed index to the prime rate and resettable quarterly; NSBF can set the interest reset to other periods including monthly and also set the index to LIBOR. NSBF provides asset management services to the SBA and investors by collecting principal and interest on the loans it issues and pursuing liquidation or collection services when necessary.

Applicability of Investment Company Designation for GAAP Purposes

In June 2013, FASB issued Accounting Standards Update No. 2013-08 which amended the scope, measurement and disclosure requirements for Financial Services – Investment Companies (Topic 946). Under ASU 946-10-15-5, an entity that is not regulated under the 1940 Act, such as NSBF, shall assess all the characteristics of an investment company in paragraphs 946-10-15-6 through 15-7 to determine whether it is an investment company for GAAP purposes. The entity shall consider its purpose and design when making that assessment. In particular, per ASU 946-10-15-6, an investment company should have the following fundamental characteristics:

•	It is an entity that does both of the following:

•	Obtains funds from one or more investors and provides the investor(s) with investment management services; and

•	Commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both; and

•	The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

Ms. Mary A. Cole, Esq.

Ms. Sheila Stout

February 5, 2014

Further, ASU 946-10-15-7 states that an investment company also has the following typical characteristics:

•	It has more than one investment;

•	It has more than one investor;

•	It has investors that are not related parties of the parent (if there is a parent) or the investment manager;

•	It has ownership interests in the form of equity or partnership interests; and

•	It manages substantially all of its investments on a fair value basis.

Notably, while all of the equity interests of NSBF are held by the Company, NSBF holds all of the residual equity interests in the securitization trust vehicles that it sponsors and to which it sells loans for the securitization program. There are a significant number of investors who have acquired debt instruments from the trusts which provides the capital for NSBF to operate and make loans under the SBA’s 7(a) lending program. NSBF’s only substantive business activities are investing such capital in SBA 7(a) loans solely for the purpose of investment income, and to a limited extent, capital appreciation. NSBF receives no benefits, nor does it have the objective of receiving any such benefits, from its debt or equity investors, including the Company. As a result, the Company believes that NSBF clearly has the fundamental characteristics required to be deemed an investment company for GAAP purposes.

With respect to the other typical characteristics of an investment company for GAAP purposes, NSBF’s portfolio consists of numerous SBA 7(a) loans, as well as the residual interests in securitization vehicles comprised of similar SBA 7(a) loans. In addition and as indicated above, while the Company holds all of the equity interests of NSBF, numerous non-affiliated parties hold debt securities issued by NSBF, either directly or through securitization vehicles that it sponsors. These investors have depended on the ability of NSBF to make and service high quality small business loans and seek to earn investment income by participating through the debt investments. Also, while NSBF is presently structured in the form of a corporation, it intends to convert to a limited liability

Ms. Mary A. Cole, Esq.

Ms. Sheila Stout

February 5, 2014

company structure, similar to a partnership. Finally, the interests in SBA 7(a) loans and securitization vehicles currently held by NSBF are subject to fair value treatment in accordance with ASC 820. The Company therefore believes that NSBF meets all of the typical characteristics applicable to investment companies from a GAAP perspective.

Analysis of the Treatment of SBLCs Under the 1940 Act

The Company acknowledges that SBICs are specifically referenced in connection with registered closed-end funds and business development companies under the 1940 Act, including in connection with Section 18(k) thereunder, while the 1940 Act lacks any mention of SBLCs. However, the applicable legislative history, which likewise omits any specific reference to SBLCs, appears to suggest any such omission from the 1940 Act was more in the form of an oversight than any intentional exclusion. To that end, in two cases the Commission recognized that an arrangement involving an investment company and its wholly-owned SBIC and SBLC subsidiaries was consistent with the polices and purposes of the 1940 Act (see, e.g., Allied Capital Corporation, Investment Company Act Release No. 12440, May 19, 1982; and Allied Capital Corporation, Investment Company Act Release No. 9540, November 22, 1976).

Similarly, in Pro-Med Capital, Inc., Investment Company Act Release No. 13551, September 30, 1983, the Commission granted certain exemptive relief, including regarding the asset coverage test set forth in Section 18(a) under the 1940 Act as it related to debt of a wholly-owned SBLC, among other things, with respect to another registered investment company that had both SBIC and SBLC subsidiaries, further suggesting that the Commission believed that SBLCs should be afforded the same policy considerations as SBICs when viewed within the context of the 1940 Act. The Company therefore does not believe that there is any policy rationale, either under the 1940 Act or otherwise, to treat an SBLC subsidiary differently from and SBIC subsidiary. An SBIC subsidiary is traditionally consolidated for GAAP purposes and its underlying assets are tested for compliance with Section 55(a) under the 1940 Act. In addition, unlike other SBLCs that may have in the past been acquired as portfolio companies by BDCs, but retained their separate management structure, NSBF was sponsored by, and has during its existence remained a direct or indirect wholly-owned consolidated subsidiary of the Company.

2.	Please confirm that the Company expects that its auditors will be able to issue a clean audit opinion with respect to its consolidation of NSBF after the Company’s election to be regulated as a BDC.

Response: The Company confirms to the Staff that it expects its auditors will be able to issue an unqualified audit opinion with respect to its consolidation of NSBF after the Company’s election to be regulated as a BDC.

Ms. Mary A. Cole, Esq.

Ms. Sheila Stout

February 5, 2014

3.	Please confirm that the Company will include footnote disclosure in its audited special purpose schedule of investments consistent with what would be required under Rule 4-08(g) under Regulation S-X with respect to each significant subsidiary that will not be consolidated subsequent to its election to be regulated as a BDC.

Response: The Company confirms to the Staff that it will include footnote disclosure in its audited special purpose schedule of investments included in the Prospectus prior to effectiveness of the Registration Statement that will be consistent with what would be required under Rule 4-08(g) under Regulation S-X with respect to each significant subsidiary that will not be consolidated subsequent to its election to be regulated as a BDC.

4.	Please confirm that the Company will revise the “Capitalization” table included in the Prospectus to reflect the impact of the proposed reverse stock split in a separate column.

Response: The Company confirms to the Staff that it will revise the “Capitalization” table included in the Prospectus to reflect the impact of the proposed reverse stock split in a separate column.

5.	We note the Company’s disclosure regarding NSBF which references servicing certain loan portfolios on behalf of third-parties. Please advise us on a supplemental basis what such servicing entails. For example, are those third-party services related to the non-guaranteed component of NSBF’s SBA 7(a) loans? We may have further comment.

Response: The Company advises the Staff on a supplemental basis that NSBF routinely services loans that it has securitized, which typically entails collecting interest and principal payments from borrowers and making distributions to investors in the securitization vehicles which hold those loans. In addition, NSBF from time to time has been asked to provide similar services, which are purely administrative in nature, to loan portfolios maintained by third parties, including the FDIC.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Ms. Mary A. Cole, Esq.

Ms. Sheila Stout

February 5, 2014

Cc:	Barry Sloane, Newtek Business Services Corp.

Matthew Ash, Newtek Business Services Corp.

John Mahon, Sutherland Asbill & Brennan LLP